EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 23, 2023

Serve Robotics Inc.



Up to $4,878,048.78 via a SAFE

Serve Robotics Inc. (the "Company," "Serve Robotics," "we," "us", or "our"), is offering up to $4,878,048.78 via a SAFE (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $200,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $200,000 by April 30, 2023. Unless the Company raises at least the Target Amount of $200,000, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

The minimum amount that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to two and one-half percent (2.5%) per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 8.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the Company's website at www.serverobotics.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.invest.serverobotics.com.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We are an early stage company and have generated nominal revenue.

Serve Robotics, Inc. was formed on January 15, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Serve Robotics has incurred a net loss and has very little revenues generated since inception.

There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Any valuation at this stage is difficult to assess.

The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

We have a limited operating history upon which to evaluate our performance, and have not yet generated profits or material revenue.

We are a new company and have neither generated material revenue nor profits. As such, it is difficult to determine how we will perform, as our core offering has yet to achieve broad market adoption.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of December 31, 2021, the date of our last audited financial statements, we had not yet commenced any revenue-generating activity. We had sustained a net loss of $21,665,518 and had an accumulated deficit of $21,665,518. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we were successful in raising a total of approximately $42,000,000 in debt and equity financing so far, our ongoing operational expenses are now approximately $1,400,000 per month without yet generating any material corresponding revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We will be required to raise additional capital in order to develop our technology and scale our commercial delivery operations.

This Regulation Crowdfunding offering will provide us with capital to continue product development and commercial delivery operations. We will need additional capital to develop the next version of the Serve Robotics machines and scale our commercial delivery operations. We will not be able to continue product development and our commercial deliveries if we cannot raise additional debt and/or equity financing.

Our revenues and profits are subject to fluctuations.
 It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in companies' interests in our robotic delivery and advertising services, companies' available dollars to invest on our services, general economic conditions, our ability to market our company to companies, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

We are dependent on general economic conditions.
Our business model is dependent on companies purchasing our robotic delivery and advertising services. Our business model is thus dependent on national and international economic conditions. Adverse national and international

economic conditions may reduce the future availability of dollars companies have to spend on our services, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow

One of our Directors currently holds multiple positions in our industry.

Our board member Buck Jordan currently serves as a director, officer, or advisor to multiple companies. Many of the companies that he holds titles in are in robotics and automation, which is the same industry as Serve Robotics. As such, at times there may be conflicts of interest between Serve Robotics and these other companies.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

We are an innovative technology company. We may not be able to locate or attract qualified individuals for important positions, such as software engineers, robotics engineers, machine vision and machine learning experts, and others, which could affect the Company's ability to grow and expand its business.

Our future revenue plans rely on partnering with third party delivery platforms, brand sponsors, and/or direct sales to merchants.

Our largest stream of projected revenue comes from maximizing utilization of our robots to perform deliveries. We may be unable to maximize utilization due to a variety of reasons, including insufficient merchant participation, platform partner matching algorithms, failure to deliver a commercial grade product, and a lack of product acceptance by merchants and/or delivery recipients. Our financial projections also anticipate generating revenues from brand sponsors who would pay to place their branding on our robots as a form of out-of-home ("OOH") advertising. OOH advertising on robots is a new phenomenon and as such, an unproven model. If we are unable to realize these sales, our business model and go-to-market strategy will be jeopardized.

Our robots operate in public spaces and any errors caused by human supervisors, network connectivity issues, third-party software, or automation may adversely affect our commercial relationships.

Our ability to attract and retain customers (including merchants, platform partners, and brand sponsors) is heavily dependent on our ability to provide a safe and reliable service. Our safety and security track record have been instrumental in helping us attract and retain our existing customers. Because we operate on public sidewalks, we have to maintain the highest standards for public safety and the performance of our robots is highly visible. Any actual or perceived public safety incidents that may be caused by our human supervisors, network connectivity issues, third-party software, or automation may jeopardize our commercial relationships and financial viability.

Our robots rely on sophisticated software technology that incorporate third-party components and networks to operate.

Our robots require certain third-party software and networks to function safely and effectively. Performance degradation or lack of access to such software and networks can result in poor delivery performance or even grounding of our entire fleet until it is resolved, which can adversely impact our ability to continue our operations.

Supply chain and manufacturing constraints will directly impact the cost and the speed at which we can build and deploy our robots.

Our robots contain hundreds of components which are assembled by third-party manufacturing partners. Global supply chain problems will directly impact our ability to obtain these components cost-effectively. Furthermore, our ability to partner with and work productively with third-party manufacturers will impact the speed at which we can scale our robotic fleet, and thereby generate revenues.

The evolving regulations around personal delivery devices ("PDDs") could materially impact our business and growth prospects in new markets.

Sidewalk robots, as opposed to autonomous vehicles operating on public streets, are not by default prohibited from operations in most jurisdictions and do not have any licensing requirements today. But there is no guarantee that the current permissive environment will not change in the future, especially as more sidewalk robots get deployed. While we currently have the requisite permits and support from local municipalities in areas we operate, any change in regulations or permit requirements could adversely impact our business. Therefore, we proactively engage with lawmakers, academics, standards-setting organizations, urban planning nonprofits, disability rights advocates, senior citizen organizations, and regional bicycle coalitions to anticipate and mitigate potential regulatory challenges.

Over a dozen states across the United States have enacted legislation regulating personal delivery devices ("PDDs"), using a definition that includes sidewalk robots such as ours. While these regulations have been largely industry-friendly and intended to streamline the rollout of PDDs in those jurisdictions, they are not yet uniform and may present some challenges as we seek to deploy in new markets. For example, Washington state has a 100 lb unladen weight restriction that would require amending in order for us to expand into that state.

We could be adversely affected by product liability, personal injury or other health and safety issues.

As with any company delivering food or other products, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

Competitors may have or attain more resources and/or greater market recognition than we do.

A number of companies may have, or may attain, more resources and/or greater market recognition than we do. Some of these companies are direct competitors, while others provide adjacent services such as delivery with autonomous vehicles on streets that could impact our market. Because of this, demand for our services may be reduced and we may find ourselves at a competitive disadvantage.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we may need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity or convertible debt. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

Certain data and information in this offering statement were obtained from third-party sources and were not independently verified by the Company.

This offering statement contains certain data and information that we obtained from various publicly available third-party publications. We have not independently verified the data and information contained in such third-party publications and we did not commission any such third party for collecting or providing the data used in this offering statement. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods we would have used. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, none of these sources are incorporated by reference into this offering statement.

Risks Related to the Securities

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Company's securities. Should the SAFE convert to an equity stake, investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. The Company has no plans to list any of its shares on any OTC or similar exchange.

A SAFE is very different from traditional common stock or preferred stock and it is important to understand these differences in order to make an informed investment decision that is right for you.

A SAFE is an agreement between you, the investor, and the company in which the company generally promises to give you a future equity stake in the company if certain trigger events occur. Despite its name, a SAFE may not be "simple" or "safe."

The SEC's Office of Investor Education and Advocacy issued an Investor Bulletin dated May 9, 2017 entitled "Investor Bulletin: Be Cautious of SAFEs in Crowdfunding" which explains these and other risks you may want to consider before investing in this Offering.

SAFEs do not represent current equity stakes in the Company so do not have voting rights.

Investors in this offering will not be able to vote with their SAFE note as they do not represent ownership in the Company.

If the SAFE converts into equity, investors in the company's SAFE will receive a class of preferred stock, CF Shadow Series, that will have no voting rights.

CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company, and will automatically vote in line with the majority of the holders of Preferred Stock.

SAFEs are not common or preferred stock and you are not getting an equity stake in return for your investment.

SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.

SAFEs may only convert to equity if – and only if – a triggering event occurs.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

The Company may not raise enough money to reach the equity financing threshold.

The Company may not be able to raise this amount of capital, or it may make enough money where it does not need further capital. In either case, if the Company does not meet the threshold of $75,000,000 in a subsequent equity financing event, your investment may not convert into an equity stake in the Company.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Using a credit card to purchase securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Security Holders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments – A Risky Combination," which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.

If the SAFE converts to an equity stake and you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Preferred Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Preferred Stock.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period, and therefore securities in this offering cannot be traded on a public exchange during this time. This will still apply to the Regulation Crowdfunding securities that are converted into publicly traded shares should such an event take place.

Risks Related to COVID-19

The Impact of COVID-19 could slow development of our product and utilization of our services.

Due to COVID-19, the Company may experience delays related to manufacturing, assembly, and deployment of our robots as well as impact the availability and utilization of our services. The impact continues to evolve, and its future effects are uncertain. Due to COVID-19, the Company may be limited at times with regard to the number of engineers that can work on the product and operations personnel responsible for the successful deployment and performance of our services at any given time in order to maintain safe social distancing. Furthermore, as mentioned above, the company relies on third-party manufacturers, and those manufacturers may experience delays as well. Such delays would adversely impact our ability to generate revenues.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

The COVD-19 health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company's shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Specifically, COVID-19 may impact the production of our robots and utilization of our services. If we are unable to produce our robots due to manufacturing strains, we may not be able to deploy our robots quickly and scale our business. This impact would mean we'd need to raise additional capital in order to cover our operating expenses and meet our revenue targets.

BUSINESS

Serve Robotics is shaping the future of sustainable, self-driving delivery. We design, develop and operate zero-emissions robots that serve people in public spaces, starting with food delivery. Starting in 2017, our core technology was developed by our co-founders and a majority of our product and engineering team as a special project within Postmates, one of the pioneering food delivery startups in the United States. By the end of 2020, the team had developed a fleet of sidewalk robots that had successfully performed over 10,000 commercial deliveries for Postmates in California, augmenting Postmates' fleet of human couriers. Postmates was acquired by Uber in 2020, and in February of 2021, Uber's leadership team agreed to contribute the intellectual property developed by the team and assets relating to this project to Serve Robotics Inc. In return for this contribution and an investment of cash into the Company, Postmates acquired a minority equity interest in the business. By the end of the first quarter of 2021, the majority of the team that had worked on this project at Postmates joined the Company as full time employees.

Because we started this project within a food delivery company, our team comes with an unparalleled depth of combined expertise in food delivery, automation and robotics. Our expertise uniquely positions us to service the ever-growing on-demand delivery market, including food delivery, where approximately half of all deliveries are less than 2.5 miles and well-suited to delivery by sidewalk robots. We provide a robotic delivery experience that delights customers, improves reliability for merchants and reduces traffic congestion and vehicle emissions to zero. Fifty percent of home deliveries are within 2.5 miles and generate 2% of global CO_2 emissions. Moreover, at scale our autonomous mobile robots ("AMRs") can complete deliveries at lower cost than human couriers, making on-demand delivery more affordable and accessible in areas we operate.

Our robots have successfully completed tens of thousands of contactless deliveries in Los Angeles and the San Francisco bay area, delighting thousands of customers and hundreds of local restaurants. Our current fleet is comprised of over 100 robots and we plan to expand our fleet by building and deploying hundreds of new robots in 2023 after raising our next round of equity financing. We have platform-level integrations with Uber Eats and 7-Eleven and have successfully conducted pilots for Walmart and Pizza Hut Canada. Our strategic investors include Nvidia, Uber, 7-Eleven and Delivery Hero's corporate venture units, alongside other world-class investors. Our leadership team includes veterans from Uber, Postmates, DoorDash, Waymo, Blue Origin, GoPro, GoDaddy, and Anki.

Some of the highlights of our technology include:

Level 4 Autonomy — In January 2022, we announced the deployment of our next-generation delivery robots, becoming the first autonomous vehicle company to complete commercial deliveries at Level 4 autonomy. This milestone means that our latest generation of robots are able to operate routinely without human intervention, and can rely on their onboard capabilities to ensure safe operation.

Safety — Our robots are equipped with an extensive array of technologies that ensure safe and reliable operation by utilizing multiple layers of redundant systems for critical navigation functions. This includes multiple sensor modalities—active sensors such as lidar and ultrasonics, as well as passive sensors such as cameras—to navigate safely on busy city sidewalks. Serve Robotics' achievements required development of a wide range of market-leading capabilities, such as automatic emergency braking, vehicle collision avoidance, and fail-safe mechanical braking.

Efficiency — Since our robots are semi-autonomous, they can operate at lower cost per delivery than traditional labor. Today, one remote human supervisor can monitor multiple Serve Robotics' robots.

Business Plan

Because of the advanced level of autonomy, safety, and efficiency of our sidewalk robots, we are in the leading position to partner with the world's largest food delivery platforms, restaurants, retail, and convenience brands to augment their last-mile human delivery capabilities. Our business model relies on two main drivers: delivery revenues and sponsorship revenues. For last-mile delivery, our target markets include restaurant, grocery, convenience, pharmacy, and retail. With regard to sponsorship revenues, our eye-catching robots have the opportunity to create a new out-of-home marketing channel for major brands.

Competition

There are existing direct competitors in the sidewalk robotic space including Kiwibot, Starship Technologies, Coco, and Cartken. Kiwibot and Starship Technologies primarily focus on college campuses. College campus environments are much smaller markets compared with our target market which is the urban environment. Similar to Serve Robotics, Coco focuses on urban delivery but does not have a marketplace integration with a major third-party delivery platform, significantly constraining its ability to scale. Furthermore, Coco lacks advanced autonomy and requires a human remote operator to drive each robot at all times, significantly diminishing the cost-effectiveness and scalability of the product. Cartken is a newer entrant to the space and with limited pilot engagements and campus deployments.

Employees

Serve Robotics has 61 employees in the US and 10 employees in Canada through our wholly-owned Canadian subsidiary.

Intellectual Property

The company has applied for 32 patents in China, United States of America, Canada, and through the Patent Cooperation Treaty. It has thus far been granted 14 of the 32 it has applied for.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company has entered into three leases for its operations. Its main office is located at 730 Broadway, Redwood City, CA 94063, the lease was entered into on February 25, 2021 for a period of 48 months. Another lease was entered into on July 28, 2021 to be used for its robot delivery business. It is located at 918 N. Formosa Ave, Los Angeles, CA 900466, it commenced on October 1, 2022 for a period of 12 months. The company amended the lease on July 14, 2022 for a period of 24 additional months. Lastly, on May 14, 2022 the company entered into a lease that commenced on July 1, 2022, and will last 38 months, it is used for robot storage and delivery.

Due Diligence

Due diligence by CrowdCheck, Inc.



THE OFFERING

The Company is offering a minimum amount of $200,000 (the "Target Offering Amount") and up to a maximum amount of $4,878,048.78 (the "Maximum Offering Amount") through a SAFE (Simple Agreement for Future Equity) (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Minimum Individual Subscription Amount is $1,000. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "Offering Deadline"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to two and one-half percent (2.5%) per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur.

Please see the table below for a summary our intended use of proceeds from this offering:

The Company does not intend to use any proceeds from this offering to pay back any outstanding promissory notes.

Please see the table below for a summary our intended use of proceeds from this offering:

Category	% If Target Amount Raised	% if Maximum Amount Sold
Commissions	7.5%	7.5%
Product Development	7.5%	7.5%
Personnel	45%	45%
Marketing & Administrative	30%	30%
Business Development	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

Name	Position	Age	Term in Office	Employment Status
Executive Officers				
Ali Kashani	Chief Executive Officer, Treasurer & Secretary	38	Indefinite, appointed April 7, 2021	Full-Time
Touraj Parang	President & Chief Operating Officer	50	Indefinite, appointed July 12, 2022	Full-Time
Euan Abraham	SVP Hardware	46	Indefinite, hired November 1, 2021	Full-Time
Prahar Shah	Chief Revenue Officer	38	Indefinite, hired September 12, 2022	Full-Time
MJ Chun	VP Product	45	Indefinite, hired February 18, 2021	Full-Time
Dmitry Demeshchuk	VP Software	35	Indefinite, hired February 18, 2021	Full-Time
Directors				
Ali Kashani	Director	38	Indefinite, appointed April 7, 2021	Full-Time
Touraj Parang	Director	50	Indefinite, appointed October 1, 2021	Full-Time
Buck Jordan	Director	42	Indefinite, appointed October 1, 2021	Part-Time

Dr. Ali Kashani, Co-Founder and Chief Executive Officer, Board Member

Dr. Ali Kashani is a co-founder and the Chief Executive Officer of Serve Robotics. Ali is a serial founder with multiple exits, including smart-home hardware maker Neurio (sold to Generac) and Lox. Following Postmates' acquisition of his venture, Ali launched Postmates X, the internal innovation unit where our award-winning robot was created. Ali received his Ph.D. in Robotics from the University of British Columbia in 2012. He has spoken on the TED stage and is the recipient of Canada's premier scholarship, the Alexander Graham Bell Fellowship. He has served as an Entrepreneur in Residence at Pear Ventures and has been awarded over 20 patents.

Touraj Parang, President & Chief Operating Officer, Board Member

Touraj Parang has held a range of executive roles, with over 20 years of experience in advising, building, and scaling startups within the technology industry. He was most recently the VP of Corporate Development at GoDaddy, the world's largest services platform for entrepreneurs, where he led a number of acquisitions and key strategic partnerships. A serial entrepreneur, Touraj has also held leadership positions at several startups including UpCounsel, an online legal marketplace focused on small businesses, Webs, a website creation platform acquired by Vistaprint, and Jaxtr, a pioneering social communications company. He has also been actively advising and investing in early-stage startups as an Operating Advisor at Pear VC. Recently, Touraj published his first book, *Exit Path: How To Win The Startup End Game,* recounting his extensive experience on taking businesses to maturity and offering a glimpse into how others can do the same. Touraj earned his Bachelor of Arts degrees in Philosophy and Economics from Stanford University and JD degree from the Yale Law School.

Euan Abraham, Senior Vice President of Hardware

Euan Abraham is a veteran of hardware development in Silicon Valley and brings decades of leadership and expertise designing complex systems at some of the world's most successful product companies. Prior to leading Hardware Development & Manufacturing at Serve Robotics, he most recently served as the SVP of Hardware at Latch where he grew development teams and product lines to enable a successful IPO. While at Gopro as VP of Hardware, Euan oversaw the development of the company's Hero7 cameras, Karma drone, and accessory lines. Previously Euan was the Head of Mechanical Engineering at Tyto Life, the maker of the Otto smart lock, and a Senior Product Design Engineer at Apple, Inc. He is a named inventor on over a dozen Apple patents relating to the MacBook Pro Touch Bar, scissor keyboard, iMac, and numerous other Apple products.

Prahar Shah, Chief Revenue Officer

Prahar Shah is the Chief Revenue Officer at Serve Robotics. Previously, Prahar was on the founding leadership team at DoorDash, where he led Business Development. Prahar has also served as a Senior Vice President at Eaze Solutions, and Co-founder and CEO of Mobee, a crowdsourced intelligence platform serving major retail, restaurant, and CPG companies. Mobee was acquired by Wiser and continues to operate today. Prahar began his career as a management consultant and private equity associate focused on the telecom, media, and technology space, managing client engagements across the US, Canada, Russia, UAE (Dubai), Africa (Ghana, Tanzania, South Africa), and Latin America (Bolivia). He is an MBA graduate of MIT's Sloan School of Management, where he was a Legatum Fellow, and HBA graduate of the Richard Ivey School of Business at the University of Western Ontario.

MJ Chun, Co-Founder and Vice President of Product

MJ Chun is a co-founder and the VP of Product & Design at Serve Robotics. MJ has over 19 years of experience building products ranging from much-loved home robots (Anki), to ecommerce marketplaces (BigCommerce), and interactive entertainment/video games on diverse platforms (Electronic Arts). She has built and led high-performing teams consisting of Product Management, Design, Project Management, Business Analytics, and more. MJ graduated from Swarthmore College with High Honors and enjoys being a Mentor for the TechWomen program supporting the next generation of women leaders in (STEM) from Africa, Central and South Asia, and the Middle East.

Dmitry Demeshchuk, Co-Founder and Vice President of Software

Dmitry Demeshchuk is a co-founder and the VP of Software at Serve Robotics. He has been developing software for over 12 years in various fields: distributed systems (Echo, Machine Zone), advertisement (Mochi Media), and logistics (Postmates). Dmitry has a large breadth of software skills, having done work in web development, both backend and frontend, site reliability and cloud infrastructure, development tools, and data processing. He was the first engineer on the Postmates X team, where he grew and led the infrastructure team.

James "Buck" Jordan, Investor and Board Member

Buck Jordan is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He is the founder and CEO at Vebu Labs – a next-gen corporate innovation venture studio that incubates and scales disruptive technology startups such as Future Acres (sustainable agricultural robotics), Graze (autonomous and electric-powered commercial lawn mower), Bobacino (fully automated boba tea bar), Piestro (fully automated pizzeria), Nommi (fully automated bowl-based meals). He is the co-founder, President and Chairman of the Board of Miso Robotics, which builds AI-driven robots for industrial kitchens. He is also a Partner at Wavemaker Partners, a venture capital firm. Prior to that, he was Managing Partner at an early-stage venture fund, Canyon Creek Capital. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others.

PRINCIPAL SECURITY HOLDERS

Title of Class	Name of Holder	Amount and nature of ownership	Percent of outstanding voting securities
Preferred Stock	Postmates, LLC	3,037,227 shares of Series Seed-1 Preferred Stock 160,323 shares of Series Seed Preferred Stock	15.51%*
Common Stock	Ali Kashani	2,670,000 - Common	12.96%

* The holders of record of the shares of Preferred Stock, voting together as a single class on an as-converted basis and not as separate series, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**")

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OWNERSHIP AND CAPITAL STRUCTURE

Offering Terms

Securities Offered To Investors	Maximum of $4,878,048.78 via a SAFE
Minimum Investment	$1,000
Securities outstanding before the Offering:	
Common Stock	8,971,431 shares
Preferred Stock	9,929,827 shares
Securities outstanding after the Offering:	
Common Stock (assuming a fully subscribed offering)	8,971,431 shares

Preferred Stock	9,929,827 shares
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, and business development.

Description of Issuer's Securities

The SAFEs

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). A SAFE is an agreement between the investor and the Company in which the company generally promises to give you a future equity stake in the Company if certain trigger events occur. Alternatively, if the Company experiences a change of control or initial public offering ("IPO") prior to conversion of the SAFE, investors may receive a cash-out option in lieu of Common Stock. In the event we do not make an equity offering that would trigger conversion, register an IPO, or get acquired by another company, the SAFE may expire without investors receiving any return at all.

The Company has previously issued SAFEs at different terms than the SAFEs being offered pursuant to this offering. As such, not all SAFE holders have identical conversion terms or rights prior to or upon conversion.

We request that you please review this Form C and the SAFE documents attached in the exhibits for a complete description of the SAFE.

Terms of the SAFE

The terms of the SAFE provide for potential conversion into a CF Shadow Series of Preferred Stock in the event we undertake a future equity financing involving the offer and sale of Preferred Stock. Included in the SAFE are certain defined terms that are important to your understanding of the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"**Purchase Amount**" – means the amount invested by each investor in this offering.

"**Valuation Cap**" – means the applied value of the capital stock of the Company when determining the per share price for holders of SAFEs in the event of a future Preferred Stock financing.

"**CF Shadow Series**" means a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders will have no voting rights and will not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders will automatically vote in line with the majority of the holders of Preferred Stock; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $75,000,000 cash and cash equivalent (an "**Equity Financing**"), the SAFEs are convertible into the CF Shadow Series of stock issued in that Equity Financing. However, the Company has the sole discretion to continue the term of the SAFEs without converting in that first Equity Financing, whereby the status of the SAFEs would not change until a subsequent Equity Financing.

Conversion Upon the First Equity Financing (Early Investors)

If the Company elects to convert the SAFEs upon the first Equity Financing, each investor who invests during the first four weeks of the offering, will receive the greater number of shares of the CF Shadow Series of stock when either: (1) dividing the Purchase Amount by the price per share in the Equity Financing; or (2) dividing the Purchase Amount by the "**SAFE Price**". The SAFE Price is determined by:

> the quotient of $300,000,000 (the early investor Valuation Cap) divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any outstanding SAFEs, including the ones being sold in this offering (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing (Standard Investors)

If the Company elects to convert the SAFEs upon the first Equity Financing, each investor who invests after the first four weeks of the offering, will receive the greater number of shares of the CF Shadow Series of such Preferred Stock when dividing the Purchase Amount by the price per share in the Equity Financing, or the quotient obtained by dividing the Purchase Amount by the SAFE Price just as above, but with the Valuation Cap set at $350,000,000 (the standard Valuation Cap).

Time of Investment	Valuation Cap
First 4 weeks of the offering (early investor Valuation Cap)	$300,000,000
After the first 4 weeks of the offering (standard Valuation Cap)	$350,000,000

Conversion After the First Equity Financing

If the Company elects to convert the SAFEs upon an Equity Financing other than the first Equity Financing, the SAFE holders will receive the greater number of shares of CF Shadow Series of either: (1) the Purchase Amount divided by the price per share in the first Equity Financing; or (2) the quotient obtained by dividing the Purchase Amount by the SAFE Price, which is set by the particular Valuation Cap and fully diluted capitalization of the Company, as described above.

Conversion Upon a Liquidity Event Following an Equity Financing

If there is a "**Liquidity Event**" (which includes a change of control by selling control of the company, or an IPO) before the termination of the SAFE and before any Equity Financing, investors have a choice to receive either (i) a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the "**Liquidity Price**" (which is the applicable Valuation Cap divided by the fully diluted capitalization of the Company immediately prior to the Liquidity Event). If selecting the cash payment, the amount would be due and payable by the Company immediately prior to, or concurrently with, the consummation of the Liquidity Event. In the event there are not enough funds to pay the holders of the Safes electing for the cash payment (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of the SAFE, investors have the choice to receive either (i) a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of the most recently issued Preferred Stock equal to the greater of the Purchase Amount divided by the price per share in the Equity Financing or the Purchase Amount divided by the SAFE Price. Shares of Preferred Stock would have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

In the event of a cash-out repayment resulting from a Liquidity Event, the SAFE will be subordinate to other creditors of the company, and in equal status to other outstanding Safes and Preferred Stock.

Dissolution

If there is a "**Dissolution Event**" (such as a voluntary termination of the Company's operations, or other liquidation, dissolution, or winding up of the Company other than what would occur during a Liquidity Event) before the SAFE terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

In the event of a cash-out repayment resulting from a Dissolution Event, the SAFE will be subordinate to other creditors of the company, and in equal status to other outstanding Safes and Preferred Stock.

Termination

The SAFE document will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the investors in this offering; or (ii) the payment, or setting aside for payment, of amounts due to the investors in this offering.

Capital Stock of the Company

Immediately following the completion of this offering, our authorized capital stock will consist of 21,200,000 shares of Common Stock, $0.00001 par value per share, and 10,090,150 shares of Preferred Stock, $0.00001 par value per share.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation, as amended, (the "Amended and Restated Certificate of Incorporation") and our Bylaws. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Preferred Stock
The Company has issued Series Seed, Series Seed-1, Series Seed-2 and Series Seed-3 convertible preferred stock (collectively referred to as "Preferred Stock"). As of February 4, 2022, the Company's Amended and Restated Certificate of Incorporation authorized the Company to issue a total of 10,090,150 shares of Preferred Stock, of which 4,008,079 shares were designated as Series Seed Preferred Stock, 3,037,227 shares were designated as Series Seed-1 Preferred Stock, 2,599,497 shares were designated as Series Seed-2 Preferred Stock and 445,437 shares were designated as Series Seed-3 Preferred Stock. The Preferred Stock has a par value of $0.00001 per share.

The class of Preferred Stock to be issued upon conversion of the SAFEs in this offering has not yet been authorized. The specific terms of the CF Shadow Series will not be known until such Equity Financing triggering a conversion occurs, if at all.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis.

The holders of record of the shares of Preferred Stock, voting together as a single class on an as-converted basis and not as a separate series, shall be entitled to elect one director of the Company.

Additionally, one person will be designated to the Board of Directors by Wavemaker Global Select II, LLC ("Wavemaker") for so long as Wavemaker and its Affiliates continue to own beneficially an aggregate of at least 264,533 shares of Series Seed Preferred (or Common Stock issued or issuable of conversion of the Series Seed Preferred Stock).

Holders of CF Shadow Series shares following conversion of the SAFEs will have no voting rights.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Company unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu, equal priority basis a non-cumulative dividend on each outstanding share of each series of Preferred Stock in an amount to 8% of the Original Issue Price per share per annum for each series of Preferred Stock, in each case, in preference to any dividend to the holders of Common Stock. The foregoing dividends shall not be cumulative and shall be paid, when, as and if declared by the Company's board of directors. The "Original Issue Price" shall mean (i) $3.1187 per share with respect to the Series Seed Preferred Stock, (ii) $1.2182 per share with respect to the Series Seed-1 Preferred Stock, (iii) $2.1831 per share with respect to the Series Seed-2 Preferred Stock and (iv) $2.8068 per share with respect to the Series Seed-3 Preferred Stock. After payment to Preferred stockholders, any additional dividends shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held if all holders of Preferred Stock were converted. The Original Issue Price of the CF Shadow Series would only be determined upon conversion of the SAFEs following an Equity Financing event.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of Preferred Stock, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the applicable Original Issuance Price for such series of Preferred Stock, plus any dividends declared but unpaid on such share, and (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock. After the payment of all preferential amounts to the holders of Preferred Stock, the remaining assets available for distribution shall be distributed among the holders of Common Stock on a pro-rata basis.

Conversion

Each share of each series of Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series of Preferred Stock by the applicable SAFE Price for such series of in effect at the time of conversion. In addition, each share of Preferred Stock will be automatically converted into shares of Common Stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price to the public of at least $9.3561 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) and resulting in gross proceeds of at least $50,000,000 to the Company, or (ii) upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis and not as a separate series.

The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The conversion price per share is (i) $3.1187 per share for the Series Seed Preferred Stock, (ii) $1.2182 per share for Series Seed-1 Preferred Stock, (iii) $2.1831 per share for Series Seed-2 Preferred Stock and (iv) $2.8068 per share for Series Seed-3 Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2021, each share outstanding of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

In the event that the Company issues additional securities at a purchase price less than the conversion price for a series of Preferred Stock, the conversion price shall be adjusted pursuant an anti-dilution formula defined in the Amended and Restated Certificate of Incorporation.

Transactions
Between October 2021 and February 2022, the Company issued 3,847,756 shares of Series Seed Preferred Stock for gross proceeds of $11,999,996.80, or $3.1187 per share.

Upon the Series Seed financing, all of the then outstanding SAFEs automatically converted into (i) 3,037,227 shares of Series Seed- 1 Preferred Stock, (ii) 2,599,497 shares of Series Seed-2 Preferred Stock, and (iii) 445,347 shares of Series Seed-3 Preferred Stock.

Common Stock

The Company authorized 20,700,000 shares of common stock at $0.00001 par value as of December 31, 2021. In February 2022, the Company amended its certificate of incorporation to authorize 21,200,000 shares of common stock.

The holders of Common Stock are entitled to one vote per share of Common Stock held and are entitled to elect two directors of the Company. The voting, dividend, and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of Preferred Stock.

During the period ended December 31, 2021, the Company issued 4,400,000 shares of Common Stock to founders for proceeds of $4,400, or par value. Such shares are subject to vesting terms and acceleration upon certain events.

Restricted Common Stock

During the period ended December 31, 2021, the Company issued 4,450,184 shares of restricted Common Stock, net of repurchases during 2021 and excluding the shares issued to the founders, for proceeds of $4,645. The restricted Common Stock is subject to various time and milestone-based vesting, with the majority of the restricted Common Stock vesting over a four-year period with a one-year cliff. As of December 31, 2021, 31,832 shares had vested and 4,450,184 shares were outstanding.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company's employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

- In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

The valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Indebtedness

In March 2022, the Company entered into a term loan with a financial institution for gross proceeds of $2,500,000 with a maturity date of March 1, 2025. The loan accrues interest at the greater of 3.25% or prime rate. Principal payments commenced on October 1, 2022 and the loan is repayable in 30 installments of principal and accrued interest.

Name	Amount Outstanding	Interest Rate	Start Date	Maturity Date
Silicon Valley Bank	$2,250,000	3.25%	March 1, 2022	March 1, 2025

The Company also entered into a lease agreement with Farnam Street in June 2022 for equipment, calling for 24 monthly payments of approximately $207,000 based on an expected total cost of $4,455,000 of equipment.

Previous Offerings of Securities

In 2021, the Company entered into a series Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $8,000,000. The majority of the agreements, which provided the right of the investors to future equity in the Company, were subject to a valuation cap of $35.0 million. One SAFE contained a discount factor of 10%.

Between October 2021 and February 2022, the Company issued 3,847,756 shares of Series Seed Preferred Stock for gross proceeds of $11,999,996.80, or $3.1187 per share.

In 2022 the Company received $10,585,000 in gross proceeds from the issuance of SAFE notes, except that upon an equity financing, the SAFEs convert at a 10% discount to the qualifying equity financing. In 2022 and continuing in 2023, the Company also received approximately $5,000,000 in gross proceeds from the issuance of SAFE notes subject to a valuation cap of $65.0 million or a discount factor of 20%.

A tabular summary of those financings is as follows:

Date of Previous Offering	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds
2022 - 2023	SAFE Notes	$15,585,000	Working capital
2021 - 2022	Preferred Stock	$11,999,996.80	Working capital
2021	SAFE Notes	$8,000,000	Working capital

FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

Through fiscal year ended December 31, 2021, the Company was in an early stage of development and had not generated revenue.

The Company focused the majority of its efforts and expenses in 2021 on building out its initial delivery robot fleet and improving its Level 4 autonomy technology. As such, the Company incurred $7,092,628 in research and development (R&D) expenses during this time period, put towards product design, hardware, and software. The Company also incurred $2,465,570 in general and administrative (G&A) expenses during this period, mostly related to salary and rent expenses.

The Company also incurred sales and marketing costs totaling $139,664 in 2021, which included personnel and public relations expenses.

During 2022, the Company continued to build on its R&D efforts to continuously improve autonomy, enhance our hardware and software, build additional fleet capacity, and scale our operations. These improvements allowed us to complete pilot programs with Walmart and Pizza Hut Canada, as well as launch platform integrations with Uber Eats and 7-Eleven and commence commercial deliveries with them. The Company did not generate material revenue from these programs, and incurred R&D costs to build out and develop the robot fleet used for these deployments.

Liquidity and Capital Resources

In 2021, the Company entered into a series of SAFEs for an aggregate purchase amount of $8,000,000. The majority of the agreements, which provided the right of the investors to future equity in the Company, were subject to a valuation cap of $35.0 million. One SAFE contained a discount factor of 10%.

In October 2021, the Company issued 3,527,110 shares of Series Seed Preferred Stock for gross proceeds of $10,999,998, or $3.1187 per share. Upon the initial closing of the Series Seed financing, all of the outstanding SAFEs automatically converted into (i) 3,037,227 shares of Series Seed-1 preferred stock, (ii) 2,599,497 shares of Series Seed-2 preferred stock, and (iii) 445,347 shares of Series Seed-3 preferred stock.

During 2022, the Company raised a total of $20,835,000 in combined debt (SAFEs, bank loan, equipment financing) and Preferred Stock financing to fund its working capital needs. As of this filing, the Company has approximately $4.8 million cash on hand. We made certain salary cuts in December 2022 to extend our current runway with these cash resources.

Plan of Operations

Serve Robotics has recently completed its platform integrations with Uber Eats and 7-Eleven and launched a fleet of robots that actively perform commercial deliveries in Los Angeles and West Hollywood daily. While we have generated minimal revenues to date, we are actively onboarding new merchants on those platforms to grow the number of deliveries our robots complete and are paid for. Robotic delivery is a new form of delivery and significant engineering work was required over the past 18 months to integrate with those platforms, which now enables us to scale our fleet on those platforms across the nation. Furthermore, we have received a number of commitments from brand advertisers to place their branding on a number of our robots.

The Serve Robotics engineering and product development teams are focused on optimizing our existing platform integrations and developing the next generation of our robot. Previously raised funds have enabled us to aggressively pursue top product, engineering, and operations talent, and the Company has grown its team to over 70 full-time employees. Additionally, the funds from previous raises have enabled us to build our current fleet of over 100 robots and pursue our business development goals.

If we raise the maximum offering amount through this offering, we will be able to accelerate our fleet rollout with our existing platform integrations. As the number of merchants for whom we perform deliveries increases, we plan to activate the majority of our existing fleet of robots to perform deliveries as soon as commercially practicable. Operating more robots in our active delivery fleet requires hiring and training additional field agents on the ground as well as remote supervisors, for which the majority of funds raised in this financing will be used. Serve Robotics has continued to see increased interest in our robotic delivery solution both domestically and internationally, and additional funding will allow us to continue to engage with more partners and customers.

Trend Information

Serve Robotics' primary focus is to execute its go-to-market strategy by continuing to scale our fleet roll out with existing partners and to pursue additional commercial agreements in addition to those discussed throughout this offering circular. The Company is currently targeting food delivery platforms, quick service restaurants (QSRs), larger restaurant chains, grocery, retail, convenience and ghost kitchens as potential customers for our robotic delivery services.

Between 2021 and 2022 we saw the cost and lead time of small-scale production of robots increase due to COVID-related supply chain conditions. We have observed those conditions to generally improve, allowing more predictability in the production cost of our robots.

On-demand last-mile delivery, especially in restaurant and food services industry, is ripe for disruption as labor costs increase and the overall labor pool in the industry becomes scarce. We believe we are in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability. And by doing so, we will help reduce emissions and congestion from crowded urban neighborhoods.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

REGULATORY INFORMATION

Disqualification

Neither the Company, nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not failed to provide annual reports as none have been required to date. Any annual reports will be available on our website, at https://www.serverobotics.com/investors.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: www.invest.serverobotics.com

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/
	(Signature)
	Ali Kashani
	(Name)
	Chairman, CEO
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/
	(Signature)
	Ali Kashani
	(Name)
	Chairman, CEO
	(Title)
	(Date)

	/s/
	(Signature)
	Touraj Parang
	(Name)
	President & COO
	(Title)
	(Date)

	/s/
	(Signature)
	Buck Jordan
	(Name)
	Director
	(Title)
	(Date)

EXHIBIT B
Financials

SERVE ROBOTICS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021

Serve Robotics, Inc.
Index to Financial Statements

	Pages
Independent Auditors' Report	1
Balance Sheet as of December 31, 2021	3
Statement of Operations for the period ended December 31, 2021	4
Statement of Stockholders' Equity for the period ended December 31, 2021	5
Statement of Cash Flows for the period ended December 31, 2021	6
Notes to the Consolidated Financial Statements	7

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Serve Robotics, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Serve Robotics, Inc. and subsidiary (a Delaware corporation, collectively the "Company"), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from January 15, 2021 ("Inception") to December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
October 21, 2022

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

SERVE ROBOTICS, INC.

CONSOLIDATED BALANCE SHEET

	December 31, 2021
ASSETS	
Current assets:	
Cash and cash equivalents	$ 7,965,861
Inventory	463,422
Prepaid expenses	11,163
Total current assets	8,440,446
Property and equipment, net	119,616
Deposits	96,647
Total assets	$ 8,656,709
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts payable	$ 336,314
Total liabilities	336,314
Commitments and contingencies	
Stockholders' equity:	
Series Seed preferred stock, $0.00001 par value; 3,687,433 shares authorized, 3,527,110 shares issued and outstanding as of December 31, 2021	35
Series Seed-1 preferred stock, $0.00001 par value; 3,037,227 shares authorized, issued and outstanding as of December 31, 2021	30
Series Seed-2 preferred stock, $0.00001 par value; 2,599,497 shares authorized, issued and outstanding as of December 31, 2021	26
Series Seed-3 preferred stock, $0.00001 par value; 445,347 shares authorized, issued and outstanding as of December 31, 2021	4
Common stock, $0.00001 par value; 20,700,000 shares authorized, 8,850,154 shares issued and outstanding as of December 31, 2021	89
Additional paid-in capital	29,985,729
Accumulated deficit	(21,665,518)
Total stockholders' equity	8,320,395
Total liabilities and stockholders' equity	$ 8,656,709

See accompanying notes, which are an integral part of these consolidated financial statements.

SERVE ROBOTICS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Period from January 15, 2021 (inception) to December 31, 2021
Net revenue	$ -
Operating expenses:	
General and administrative	2,465,570
Operations	924,501
Research and development	7,092,628
Sales and marketing	139,664
Total operating expenses	10,622,363
Loss from operations	(10,622,363)
Other income (expense), net:	
Change in fair value of future equity obligations	(11,043,155)
Total other income (expense), net	(11,043,155)
Net loss	$ (21,665,518)
Loss per common shares - basic and diluted	$ (3.10)
Weighted average common shares outstanding - basic and diluted	6,997,571

See accompanying notes, which are an integral part of these consolidated financial statements.

SERVE ROBOTICS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Series Seed Preferred Stock Shares	Amount	Series Seed-1 Preferred Stock Shares	Amount	Series Seed-2 Preferred Stock Shares	Amount	Series Seed-3 Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at January 15, 2021 (inception)	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -
Issuance of founders' stock	-	-	-	-	-	-	-	-	4,400,000	44	4,356	-	4,400
Issuance of restricted common stock, net of repurchase	-	-	-	-	-	-	-	-	4,450,184	45	4,601	-	4,646
Issuance of Series Seed preferred stock	3,527,110	35	-	-	-	-	-	-	-	-	10,999,963	-	10,999,998
Conversion of future equity obligations into preferred stock	-	-	3,037,227	30	2,599,497	26	445,347	4	-	-	18,968,095	-	18,968,155
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	8,714	-	8,714
Net loss	-	-	-	-	-	-	-	-	-	-	-	(21,665,518)	(21,665,518)
Balances at December 31, 2021	3,527,110	$ 35	3,037,227	$ 30	2,599,497	$ 26	445,347	$ 4	8,850,184	$ 89	$ 29,985,729	$ (21,665,518)	$ 8,320,395

See accompanying notes, which are an integral part of these consolidated financial statements.

5

SERVE ROBOTICS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Period from January 15, 2021 (inception) to December 31, 2021
Cash flows from operating activities:	
Net loss	$ (21,665,518)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	42,469
Stock-based compensation	8,714
Change in fair value of future equity obligations	11,043,155
Changes in operating assets and liabilities:	
Inventory	(463,422)
Prepaid expenses	(11,163)
Accounts payable	336,315
Net cash used in operating activities	(10,709,450)
Cash flows from investing activities:	
Purchase of property and equipment	(162,085)
Deposits	(96,647)
Net cash used in investing activities	(258,732)
Cash flows from financing activities:	
Proceeds from future equity obligations	7,925,000
Issuance of founders' stock	4,400
Issuance of restricted common stock, net of repurchases	4,645
Issuance of Series Seed preferred stock	10,999,998
Net cash provided by financing activities	18,934,043
Net change in cash and cash equivalents	7,965,861
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of year	$ 7,965,861
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -
Supplemental disclosure of non-cash investing and financing activities:	
Conversion of future equity obligations into preferred stock	$ 18,968,155

See accompanying notes, which are an integral part of these consolidated financial statements.

SERVE ROBOTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Serve Robotics, Inc. (the "Company") is a corporation formed on January 15, 2021 under the laws of the State of Delaware. The Company is developing next generation robots for last-mile delivery services. The Company is headquartered in Redwood City, California.

In February 2021, the Company entered into a contribution and license agreement with Postmates, LLC, a Delaware limited liability company ("Postmates"). Pursuant to the agreement, Postmates transferred over certain contracts and agreements, intellectual property and patents and hardware and equipment to the Company. As the contribution was without consideration, and the receipt of assets was not considered a business, the agreement did not have any effect on the Company's financial statements. In conjuncture with the contribution agreement, Postmates, LLC participated in the Company's SAFE offering (see Note 4).

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss of $21,665,518 for the period ended December 31, 2021 and cash used in operations of $10,709,450. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Serve Robotics Canada Inc. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values. See Note 4 for rollfowards of Level 3 liabilities consisting of future equity obligations.

Inventory

Inventory is stated at the lower of cost or market value and accounted for using the specific identification cost method. Inventory primarily consists of robotic raw materials and component parts from the Company's suppliers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of the asset, which is 5 years for office equipment as of December 31, 2021. Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheets and any resulting gains or losses are included in the statement of operations in the period of disposal. Depreciation expense for the period ended December 31, 2021 was $42,469.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the period ended December 31, 2021.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, ("ASC 606"). The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company will not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. To date, The Company has not generated any revenue.

Sales and Marketing

Sales and marketing expenses includes personnel costs and public relations expenses.

Operations

Operations expenses primarily consists of costs for field operations personnel.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development costs include product design, hardware and software costs.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the

Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as incurred. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 is as follows:

	December 31, 2021
Series Seed preferred stock (convertible to common stock)	3,527,110
Series Seed-1 preferred stock (convertible to common stock)	3,037,227
Series Seed-2 preferred stock (convertible to common stock)	2,599,497
Series Seed-3 preferred stock (convertible to common stock)	445,347
Common stock warrants	17,314
Preferred stock warrants	160,323
Stock options	734,378
Total potentially dilutive shares	10,521,196

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company elected to adopt ASC 2020-06 upon Inception with no impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **FUTURE EQUITY OBLIGATIONS**

In 2021, the Company entered into a series Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $7,925,000. The majority of the agreements, which provided the right of the investors to future equity in the Company, were subject to a valuation cap of $35.0 million. Two SAFEs contained a discount factor.

If there was a preferred equity financing before the termination of the SAFEs, on the initial closing of such equity financing, the SAFE would automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the SAFE Price. The SAFE price is the price per share equal to the valuation cap divided by the Company's dilutive shares outstanding.

In October 2021, the Company completed an equity financing of Series Seed preferred stock (see Note 5) at a price per share of $3.1187. Upon this financing, all of the outstanding SAFEs automatically converted into Series Seed 1-3 preferred stock. Immediately prior to the conversion, the Company recorded a fair value adjustment to reflect the number of shares that the obligations converted into at the underlying fair value of the Series Seed preferred stock. At conversion, the fair value of the obligations was $18,968,155, which were then converted into (i) 3,037,227 shares of Series Seed-1 preferred stock, (ii) 2,599,497shares of Series Seed-2 preferred stock, and (iii) 445,347 shares of Series Seed-3 preferred stock. The following is a summary of the SAFEs activity:

	Period Ended December 31, 2021
Balance at inception	$ -
Issuance of future equity obligations	7,925,000
Change in fair value	11,043,155
Conversion to Series Seed-1, Seed-2 and Seed-3 preferred stock	(18,968,155)
Balance, December 31, 2021	$ -

5. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has issued Series Seed, Series Seed-1, Series Seed-2 and Series Seed-3 convertible preferred stock (collectively referred to as "Preferred Stock"). As of December 31, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 9,769,504 shares of Preferred Stock, of which 3,687,443 shares were designated as Series Seed Preferred Stock, 3,037,227 shares were designated as Series Seed-1 Preferred Stock, 2,599,497 shares were designated as Series Seed-2 Preferred Stock and 445,437 shares were designated as Series Seed-3 Preferred Stock. The Preferred Stock has a par value of $0.00001 per share. In February 2022, the Company amended its certificate of incorporation to authorize 10,090,150 shares of Preferred Stock (see Note 9).

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The Preferred Stock holders, voting together as a single class, shall be entitled to elect one director of the Company/

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Company unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu, equal priority basis a non-cumulative dividend on each outstanding share of each series of Preferred Stock in an amount to 8% of the Original Issue Price per share per annum for each series of Preferred Stock. The foregoing dividends shall not be cumulative and shall be paid, when, as and if declared by the Company's board of directors. The Original Issue Price is (i) $3.1187 per share for the Series Seed Preferred Stock, (ii) $1.2182 per share for Series Seed-1 Preferred Stock, (iii) 2.1831 per share for Series Seed-2 Preferred Stock and (iv) $2.8068 per share for Series Seed-3 Preferred Stock. After payment to Preferred stockholders, any additional dividends shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held if all holders of Preferred Stock were converted.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the applicable Original Issuance Price applicable to each series, plus any dividends declared but unpaid on such share and (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

As of December 31, 2021, the liquidation preferences were as follows:

	Liquidation Preference
Series Seed Preferred Stock	$ 10,999,998
Series Seed-1 Preferred Stock	3,699,950
Series Seed-2 Preferred Stock	5,674,962
Series Seed-3 Preferred Stock	1,250,000
	$ 21,624,910

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $50,000,000 of gross proceeds to the Company (or $9.3561 per share), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The conversion price per share is (i) $3.1187 per share for the Series Seed Preferred Stock, (ii) $1.2182 per share for Series Seed-1 Preferred Stock, (iii) 2.1831 per share for Series Seed-2 Preferred Stock and (iv) $2.8068 per share for Series Seed-3 Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2021, each share outstanding of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

In the event that the Company issues additional securities at a purchase price less than the conversion price for a series of Preferred Stock, the conversion price shall be adjusted pursuant an anti-dilution formula defined in the certificate of incorporation, as amended and restated.

Transactions

In October 2021, the Company issued 3,527,110 shares of Series Seed Preferred Stock for gross proceeds of $10,999,998, or $3.1187 per share.

Upon the Series Seed financing, all of the outstanding SAFEs automatically converted into (i) 3,037,227 shares of Series Seed-1 preferred stock, (ii) 2,599,497 shares of Series Seed-2 preferred stock, and (iii) 445,347 shares of Series Seed-3 preferred stock.

Common Stock

The Company authorized 20,700,000 shares of common stock at $0.00001 par value as of December 31, 2021. In February 2022, the Company amended its certificate of incorporation to authorize 21,200,000 shares of common stock (see Note 9).

Common stockholders have voting rights of one vote per share and are entitled to elect two directors of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the period ended December 31, 2021, the Company issued 4,400,000 shares of common stock to founders for proceeds of $4,400, or par value. Such shares are subject to vesting terms and acceleration upon certain events.

Restricted Common Stock

During the period ended December 31, 2021, the Company issued 4,450,184 shares of restricted common stock, net of repurchases during 2021, for proceeds of $4,645. Of the restricted shares granted, 1,504,475 awards were subject to specified vesting milestones. The milestones were not met; however, subsequent to year end such milestones were modified (Note 9). The remaining awards vest monthly over time, generally over a four-year period with a one-year cliff. As of December 31, 2021, 30,530 shares had vested and 4,450,184 shares were outstanding.

6. **STOCK-BASED COMPENSATION**

Serve Robotics 2021 Equity Incentive Plan

The Company has adopted the Serve Robotics 2021 Equity Incentive Plan ("2021 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 5,550,467 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of December 31, 2021, there were 4,816,089 shares available for grant under the 2021 Plan. Stock options granted under the 2021 Plan typically vest over a four-year period, with a one-year cliff, as well as via specified milestones.

A summary of information related to stock options for the period ended December 31, 2021 is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of inception	-		-	$	-
Granted	734,378	$	0.39		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2021	734,378	$	0.39	$	-
Exercisable as of December 31, 2021	417	$	0.39	$	-

As of December 31, 2021, the weighted average duration to expiration of outstanding options was 9.98 years. The weighted average grant date fair value of options granted during 2021 was approximately $0.27.

Of the options granted, 198,974 options were granted with performance conditions based on specified milestones. As of December 31, 2021, none of these milestones has been met or were probable of being met and the Company did not recognize any stock-based compensation expense pertaining to these options. See Note 9 for modification to options subsequent to year end.

Stock-based compensation expense for time-based stock options of $7,111 was recognized for the period ended December 31, 2021. Total unrecognized compensation cost related to 534,987 non-vested stock option awards amounted to $136,840 as of December 31, 2021, which will be recognized over a weighted average period of 3.8 years.

The stock options were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	December 31, 2021
Expected life (years)	5.5-6.3
Risk-free interest rate	1.3%
Expected volatility	79.1%
Annual dividend yield	0%

Warrants

During the period ended December 31, 2021, the Company granted 17,314 warrants to purchase common stock, exercisable at $3.12 per share. The warrants were valued using the Black-Scholes option-pricing model for a fair value of $0.09 per share and $1,603 was recognized as stock-compensation expense. The warrants vest monthly over 12 months. The Black-Scholes inputs used were similar to those described in stock-options above, other than the contractual term was used for expected life.

During the period ended December 31, 2021 the Company issued 160,323 warrants to purchase shares of preferred stock, exercisable at $3.12 per share. The warrants were valued using the Black-Scholes option pricing model and have a grant-date fair value of $2.23 per share, or total fair value of $373,704 using inputs similar to those described in stock options above other than the contractual term was used for expected life. The warrants vest based on specified milestones. As of December 31, 2021, the milestones were not met and no warrants had vested. Therefore, the Company did not recognize any stock-based compensation expense pertaining to these warrants.

7. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate solely to net operating loss carryforwards. As of December 31, the Company had a net deferred tax asset before valuation allowance of $2,982,757.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to a taxable loss through December 31, 2021. Therefore, a valuation allowance of $2,982,757 was recorded as of December 31, 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $10,611,018.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021 tax year remains open to examination.

8. **COMMITMENTS AND CONTINGENCIES**

Leases

In February 2021, the Company entered into a lease agreement for office space in Redwood City, California. The lease commenced in March 2021 and expires after 48 months upon rent commencement. The lease requires monthly base rent payments of 16,800 for the first year with annual escalations of 3%. The lease required a security deposit of $73,431.

In July 2021, the Company entered into a lease agreement for office space in Los Angeles, California. The lease commenced on October 1, 2021 and expires on September 30, 2022. The lease requires monthly base rent payments of $9,935 per month and required a security deposit of $23,217.

Total rent expense recognized for the period ended December 31, 2021 was $296,519 which is presented under general and administrative expenses in the statements of operations.

Future annual minimum lease payments as of December 31, 2021 are as follows:

2022	$	217,415
2023		202,432
2024		211,800
2025		218,148
2026	$	55,071

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

SERVE ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. **SUBSEQUENT EVENTS**

In February 2022, the Company amended its certificate of incorporation to authorize 10,090,150 and 21,200,000 shares of Preferred and Common Stock, respectively.

In February 2022 the Company received approximately $1,000,000 for 320,646 shares of Series Seed Preferred Stock. The Company also received 10,585,000 in gross proceeds from the issuance of SAFE notes, with terms consistent with those disclosed in Note 4, except that upon an equity financing, the SAFEs convert at a 10% discount to the qualifying equity financing.

In March 2022, the Company entered into a term loan with a financial institution for gross proceeds of $2,500,000 with a maturity date of March 1, 2025. The loan accrues interest at the greater of 3.25% or prime rate. Payments commence on October 1, 2022 and the loan is repayable in 30 installments of principal and accrued interest.

In June 2022, the Company entered into a lease agreement for equipment. The agreement calls for 24 monthly payments of approximately $176,000 based on an expected total cost including hardware and installation of $4,200,000 of equipment that was to be delivered and installed through a period within 2022. The lease required a security deposit of approximately $352,000. The lease includes an expansion option that would increase the lease to accommodate an additional $15,000,000 in leased equipment. Such increase would cause the deposit to be increased to approximately $1,577,000 and monthly payments to increase to approximately $788,000. The Company has the option to purchase the equipment at its election with at least 90 days' notice prior to the last day of the initial term of the lease. The purchase option without the expansion option elected is 40% of the original equipment cost plus applicable taxes. If the expansion option is elected, the purchase price will be mutually agreed upon, but is not to exceed 40% of the original purchase price.

Subsequent to December 31, 2021, the Company granted 767,111 options to various individuals with terms similar to options granted in 2021, which included both time and milestone-based vesting; however, milestone-based options were converted to time vesting options as described below. The Company also granted 420,811 shares of common stock to individuals which are subject to vesting terms, for which the individuals signed promissory notes and pledge and security agreements to buy such shares at $0.39 per share, for an aggregate of $164,116.

On October 5, 2022, the Company agreed to modify previous common stock and option equity awards that were subject to milestone vesting, to the extent they were still outstanding as of September 15, 2022, to time based vesting. All such awards had the milestones eliminated, and vest monthly over four years. Certain shares are subject to acceleration of vesting upon termination without cause.

Management has evaluated subsequent events through October 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.